Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the three months ended March 31, 2009 and 2008 (dollars in thousands except per share amounts):

	Three months ended March 31, 2009		Three months ended March 31, 2008
	Basic	Diluted	Basic	Diluted

Net income	$3,444	$3,444	$2,694	$2,694

Weighted average shares outstanding	57,919,412	57,919,412	57,488,499	57,488,499
Effect of dilutive securities	-	133,345	-	275,372
Adjusted weighted average shares outstanding	57,919,412	58,052,757	57,488,499	57,763,871

Earning per share	$0.06	$0.06	$0.05	$0.05